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                                                              EXHIBIT 12
                INDIANA GAS COMPANY, INC.
               AND SUBSIDIARY COMPANIES

   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
             (In Thousands, Except Ratios)


                         Twelve Mos.
                           Ended              Fiscal Year Ended September 30
                         6/30/98 (1)  1997(1)    1996      1995       1994       1993
Earnings:
  Net income             $  5,779     $13,478    $38,630   $32,109    $34,596    $28,534
      Income taxes          2,398       7,147     22,568    18,630     17,977     16,030
      Fixed charges
        (see below)        17,258      17,728     16,844    16,395     16,986     17,556
Total adjusted earnings  $ 25,435     $38,353    $78,042   $67,134    $69,559    $62,120

Fixed charges:
  Total interest expense $16,525      $16,774    $15,907   $15,530    $16,037    $16,640
   Interest component
        of rents             733          954        937       865        949        916
Total fixed charges      $17,258      $17,728    $16,844   $16,395    $16,986    $17,556

Ratio of earnings to
       fixed charges         1.5          2.2        4.6       4.1        4.1        3.5

(1)Reflects the recording of restructuring costs during the fourth quarter of fiscal 1997 (see Note 2).
   Before restructuring costs, Indiana Gas' ratio of earnings to fixed charges for the twelve months ended June 30, 1998, and the twelve months ended
   September 30, 1997 were 3.8 and 4.4, respectively.

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